United States

Securities and Exchange Commission

Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16

of the

Securities Exchange Act of 1934

For the month of

July 2026

Vale S.A.

Praia de Botafogo nº 186, 18º andar, Botafogo
22250-145 Rio de Janeiro, RJ, Brazil

(Address of principal executive office)

(Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.)

(Check One) Form 20-F ☒ Form 40-F ☐

   INTERNAL REGULATIONS OF THE NOMINATION AND GOVERNANCE COMMITTEE The Board of Directors of Vale S.A. (“Vale” or “Company”) approved, in the performance of its duties, the Internal Regulations (“Regulations”) of the Nomination and Governance Committee (“Committee”), in order to govern its composition and operation, as well as the relationship between the Committee and the other bodies of the Company, pursuant to the provisions of Vale’s Bylaws, as follows: CHAPTER I - MISSION 1.1 The mission of the Committee is to assist Vale’s Board of Directors, including by proposing improvements relating to its area of performance, so as to provide improved efficacy and quality to the decisions made by the Board of Directors, and ensure that the Company’s activities are performed in accordance with the laws, ethics, and internal controls. CHAPTER II – COMPOSITION AND REMUNERATION 2.1 The Committee shall be established by the Board of Directors and made up of three (3) to five (5) members, subject to the following: (i) the Committee shall be fully composed of members of the Board of Directors, the majority of which shall be independent; (ii) the Chairman of Vale’s Board of Directors and the Lead Independent Director (“LID”) must necessarily be members of the Committee, with its coordination being the exclusive responsibility of the former; and (iii) The exact number of members shall be defined by the Board of Directors, during the meeting in which they are appointed. 2.1.1 For purposes of these Internal Regulations, the term “independent” has the meaning assigned to it in the Novo Mercado listing segment of B3 S.A. – Brasil, Bolsa, Balcão, in addition to the meaning established in the Company’s Bylaws. 2.2 The members of the Committee shall have experience and technical capacity in relation to the matters for which the Committee is responsible. 2.3 The criteria and amounts of global and individual remuneration of the members of the Committee shall be established by Vale’s Board of Directors upon distribution of the global amount set in the Company’s Annual Shareholders’ Meeting, and such global amount shall not include the reimbursable expenses required for performance of their duties. The remuneration of Committee members shall consider their responsibilities and the time dedicated to their functions, in line with market practices. 2.4 The members of the Committee shall be reimbursed for the travel, meals, and lodging expenses required for performance of their duties, subject to the internal norms and policies adopted by Vale. CHAPTER III - MANAGEMENT 3.1 The term of management of the members of the Committee shall commence as from the signature of the relevant instrument of investiture and be effective until (i) the end of the unified term of management of the members of Vale’s Board of Directors, or (ii) their removal from office by the Board of Directors, or resignation, which may occur at any time. 3.2 Upon lapse of the term of management of the members of the Committee, they may be reinstated through a new nomination by the Board of Directors. 3.3 The Coordination of the Committee shall be exercised by the Chairman of Board of Directors, it being understood that, in the event of his/her absence, the Coordinator him/herself shall be responsible for appointing his/her deputy among the other members, as well as the relevant period of replacement. 3.3.1 Should the Coordinator not exercise the prerogative above, the other members shall be responsible for appointing, among the independent members who are present at the meeting, the person that shall take over the function of Coordinator of the Committee. 3.4 The members of the Committee shall not have deputies. 3.5 In the case of vacancy or removal of Committee members, including its Coordinator, by the Board of Directors, it shall appoint a deputy member to complete the remaining management term of the replaced member, and this measure shall be permitted if the minimum composition is maintained according to item 2.1. 3.5.1 A vacancy in a Committee member position may occur due to dismissal, resignation, disability, death, proven impediment, loss of the mandate as a Board Member, or as a result of other situations provided for by law. 3.5.2 Any resignation from the position must be made through a letter sent by the resigning member to the Committee Coordinator and the Chairman of the Board of Directors (“PCA”), becoming effective, with respect to the Company, upon its receipt. CHAPTER IV - DUTIES 4.1 It is incumbent upon the Committee to assess and recommend the following to the Board of Directors: (i) Vale’s internal policies and norms regarding the nomination of members of the Board of Directors, Advisory Committees and the Company’s Chairman, in compliance with the applicable legal requirements and best Corporate Governance practices; (ii) evolution and continuous improvement of Vale’s Corporate Governance practices, also regarding the structure, duties, size and composition of the Board of Directors and the Advisory Committees, aiming at a balance of experiences, knowledge and diversity in the profile of its members. The Committee is also responsible for reviewing Vale’s Governance system on a yearly basis; (iii) the appropriate profile of applicants for member of the Board of Directors and Advisory Committees, and that best suits the needs of the Company, according to the criteria and guidelines set forth in the internal policies and norms on the topic; (iv) potential applicants for the position of Director and member of the Advisory Committees, according to the criteria and guidelines set forth in the internal policies and norms on the topic, whose names shall be analyzed by the Board of Directors, so that they are analyzed and submitted, at the latter’s discretion, if applicable, for election by the Company’s General Shareholders’ Meeting; (v) potential candidates to replace any situation of impediment and vacancy in the positions of Director and member of the Advisory Committees, according to the Bylaws and the internal policies and norms on the topic; (vi) the independence of Directors, indicating and justifying any circumstances that may affect this condition; (vii) the succession plan of the Board of Directors, which shall be submitted for approval by the end of the term of office, so as to maintain the balance of experiences, the knowledge and diversity of profile of its members; (viii) the assessment of the performance of the Board of Directors and the Advisory Committees; (ix) the selection, compensation, annual performance evaluation, development and succession plan, and dismissal of the Corporate Governance Officer, as well as other aspects involving the holder of this position; (x) the annual budget, the definition and assessment of goals of the Corporate Governance Office; (xi) the strategy and guidelines for Vale’s Corporate Governance documents, including Corporate Policies, Bylaws, Code of Conduct and the Internal Regulations of the Advisory Committees and the Board of Directors, among others, without prejudice of the technical analyses carried out by other Advisory Committees, according to their relevant competences, ensuring that the Company is aligned with best practices in Corporate Governance, including contributing to alignment with governance principles regarding the disclosure of information by the Company; (xii) annually evaluate the Governance Report of Vale Group Companies and Entities; (xiii) the hiring of external specialists to assist the Committee with the performance of its duties; (xiv) the remuneration model of the Board of Directors and the Advisory Committees, and the proposal for distribution of the global annual amount regarding the remuneration of these bodies; (xv) the annual budget of the Board of Directors and the Advisory Committees, which shall include, among others, the resources for engagement of external experts to assist the Directors with the performance of their duties, and to implement continued education programs; (xvi) the Committee’s annual workplan; and (xvii) the annual report on its own performance. 4.2 The members of the Committee shall be granted access to all information and documents required for performance of their duties. 4.3 It shall be incumbent upon the Committee’s Coordinator: (i) to direct and coordinate the works of the Committee, including the preparation of opinions and minutes, according to the principles of good corporate governance; (ii) to define the agendas and call the members of the Committee for their meetings, with the support of the Corporate Governance Office, subject to the provisions of Chapter V below; (iii) to coordinate the relationship and interaction with the Board of Directors and, if necessary, with the Executive Committee, in relation to the matters under the authority of the Committee, reporting their advances during the meetings; (iv) to invite external participants to the Committee’s meetings, however without voting right, who are external and/or Vale’s experts, for them to provide clarifications and contribute for the technical analysis of the matters to be discussed, subject to any issues of conflict of interests; (v) to establish the agenda of interactions with the Company’s important institutional investors, so that the Committee can be updated about their expectations regarding the composition of the Board of Directors and the best Corporate Governance practices; (vi) coordinate, with the support of the Corporate Governance Office and, if necessary, specialized advisory services in its execution, the Committee’s self-assessment process at the end of its activities, and submit the respective result for the Board of Directors’ awareness; and (vii) to care for full compliance with these Internal Regulations. CHAPTER V - MEETINGS 5.1 The Committee shall meet ordinarily, in accordance with the calendar approved, and extraordinarily, if necessary, upon a call notice served at least five (5) business days in advance. 5.1.1 In the case that all Committee members participate in a meeting, such meeting shall be deemed valid, irrespective of the call notice rules set forth in this Chapter. 5.2 The calling of Committee meetings shall always be the responsibility of the Coordinator, who will define the meeting agendas in line with the annually approved Work Plan, any demands and proposals submitted by the Executive Committee, as well as any requests from the Board of Directors or any Committee member, or considering proposals submitted by the Executive Committee. 5.2.1 The call notice shall be served by means of the Governance Portal or by e-mail, containing the agenda of the meeting and the supporting material, should this be the case. 5.2.2 After the Committee meeting has been called, changes to the meeting agenda or to the respective supporting materials are prohibited. Any exceptions must be previously and expressly authorized by the Coordinator. 5.2.3 In cases involving matters under the responsibility of more than one Advisory Committee, joint discussion sessions should preferably be held, with invitations extended to the relevant Committees, in order to enhance the decision-making process. 5.3 The Committee’s meetings shall be held at Vale’s principal place of business, and, exceptionally, at a different site, or they may be held by teleconference, videoconference, electronic consultation or any other means of simultaneous communication that ensures the effective participation of the members, the security of information and the authenticity of votes. 5.3.1 Meetings in which the participation of the members takes place through a combination of one or more of the above means, shall also be allowed. In this case, the member shall be considered to be present at the meeting and his/her vote shall be valid, for all legal purposes. 5.3.2 A Committee member who is unable to attend the meeting through the means provided above shall have their vote on the deliberative matters on the agenda considered, if expressed through a written statement sent to the Coordinator prior to or by the end of the meeting, and shall consequently be considered present at the meeting. 5.3.3 Committee members participating in meetings remotely must (i) avoid accessing from public locations; (ii) keep their cameras on during meetings; and (iii) access using their @vale email address. Any exceptions to the rules set forth herein must be addressed directly with the DGC. 5.4. The other members of the Board of Directors that are not members of the Committee shall be entitled to attend the Committee’s meetings in an exceptional and non-routine character, without voting rights, upon previous alignment with the Coordinator of the Committee, except in the case of conflicts of interest. 5.5 Committee meetings shall be convened with the presence of the majority of its members, and deliberation recommendations shall be made by a majority of those present. 5.6 Each meeting of the Committee shall be recorded in minutes that shall be (i) prepared as soon as possible; (ii) read, approved, and signed by the members of the Committee present at the meeting; (iii) sent to the Board of Directors; and (iv) filed at the Company’s principal place of business. 5.6.1 The members of the Committee may include in the minutes of meeting and/or in the opinion their observations and recommendations with respect to the matters discussed in the meetings. 5.6.2 The minutes of the meetings shall be clearly written, recording attendance, presentations made, decisions taken—including dissenting votes—and abstentions, including those due to conflicts of interest, which must be justified and recorded in the minutes. Any necessary absences during the meeting, including in cases of conflict of interest, must be previously communicated to the Corporate Governance Office, which will make the corresponding record. 5.6.3 The minutes of the meeting shall be submitted for analysis of the members within five (5) business days after the meeting, and the members shall forward any suggestions and approvals within ten (10) business days. 5.6.4 Committee members must sign the meeting minutes within ten (10) business days following their availability on the Signature Portal and, in accordance with applicable legislation, the minutes shall be considered valid if signed by a sufficient number of members to constitute the majority required for the approval of the matters. 5.7 The Committee shall count on the support of Vale’s Corporate Governance Office, which shall: (i) assist the Coordinator or their substitute in the performance of their duties; (ii) support and align the Committee meeting agenda with the Coordinator, ensuring the Committee’s strategic agenda is upheld; (iii) coordinate the call and the realization of the Committee’s meetings; (iv) act as secretary of the meetings, coordinate the preparation of opinions, and prepare the respective minutes, collect the signatures required, disclose them to the Board of Directors and file them at the Company’s principal place of business; (v) be responsible for the safekeeping of the Committee meeting minutes and their respective supporting materials, including managing the Governance Portal used to provide information to Committee members; (vi) disseminate the Committee’s recommendations and decisions to the relevant areas of the Company and monitor their implementation; (vii) develop and propose the Committee’s annual work plan, to be submitted for approval by the Coordinator and subsequently by the Board of Directors; (viii) develop and propose the annual report on the Committee’s activities, to be submitted for approval by the Coordinator and subsequently by the Board of Directors; (ix) conduct, together with the Coordinator of the Committee, the process of self-assessment of the Committee; and (x) acting jointly with the Coordinator of the Committee in the relationship and interaction with the Board of Directors and, if required, with the Executive Committee and other Vale employees, being the main point of integration and interlocution in relation to the matters under the authority of the Committee. CHAPTER VI - LIABILITIES AND DUTIES 6.1 Committee members are required to comply with the Bylaws, the Code of Conduct, the Related Party Transactions Policy, the Conflict of Interest Management Policy, the Material Fact Disclosure and Securities Trading Policy, the Anti-Corruption Policy, and all other applicable internal policies and regulations. 6.2 The members of the Committee also undertake not to disclose the data and information to which they may be granted access due to their office, and not to use such information, except to comply with their duties at the body. Sharing any information with any third parties shall be prohibited. 6.3 Committee members shall be subject to the same legal duties and responsibilities as officers, pursuant to Article 160 of Law 6,404/1976, including the duty to inform the Board of Directors of any potential conflict of interest, in accordance with Vale’s Code of Conduct and Conflict of Interest Management Policy. 6.4 Furthermore, with regard to conflicts of interest, Committee members must, without any additional compensation, during their term and for an additional period of six (6) months following the end of their respective terms for any reason, refrain from acting as service providers, consultants, employees, or in any other form of affiliation with individuals, companies, and/or entities where a conflict of interest may arise, except for activities carried out before and/or during their tenure as Committee members, deemed non-conflicting by Vale. 6.5 In cases of a potential conflict of interest regarding a specific matter, the Committee member involved shall not receive any documents or information on the subject and must withdraw, including physically, from the discussions, while still observing their legal duties, in accordance with the Conflict of Interest Management Policy. The statement, declared impediment, or abstention by the member must be justified and recorded in the Committee meeting minutes or, when applicable, by other means. 6.5.1 Notwithstanding, if a Committee member understands and justifies in writing that they are not in conflict regarding a specific matter, the documents or information on the subject shall be made available to that member, who will participate, including physically, in the discussions, and their vote shall be recorded in the minutes. The formal justification provided by the Committee member shall be filed at the Company’s headquarters. CHAPTER VII – ASSESSMENT 7.1 The Committee shall carry out, on a yearly basis, a self-assessment of its performance, the results of which shall be sent for knowledge by the Board of Directors. CHAPTER VIII – AMENDMENT TO THE REGULATIONS 8.1 As per the Bylaws, the norms regarding the operations of the Committees shall be defined by the Board of Directors, and any proposal for changing these Regulations must be send to the Board of Directors for analysis and approval. 8.2 Any member of the Committee may suggest the discussion of an amendment to these Internal Regulations, at any time, upon verification of the need for adequacy thereof, and the procedure mentioned in item 8.1 must be followed. 8.3 Should there be any conflict of interest between these Internal Regulations and Vale’s Bylaws, the latter shall prevail, and these Internal Regulations shall be amended to the extend required. These Internal Regulations were established by the Board of Directors during the meeting held on [ ], 2026. ****

Signatures

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Vale S.A. (Registrant)

	By:	/s/ Thiago Lofiego
Date: July 30, 2026		Director of Investor Relations